[CAPITALSOURCE LETTERHEAD]
September 21, 2007
BY EDGAR
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Cheryl Grant, Attorney-Advisor
Mail Stop 3720

Re:	CapitalSource Inc. Definitive Schedule 14A Filed April 2, 2007 File No. 1-31753
Dear Ms. Grant:
     Set forth below are responses of CapitalSource Inc. (the “Company”) to the staff’s comments, raised in your letter dated August 21, 2007, regarding the executive compensation and related disclosures made in the Company’s 2007 proxy statement. For ease of your review, the Company’s responses are set forth below the text of each comment raised in your letter.
Proposal 1—Election of Directors, page 2
Board of Directors, page 2
1.	We note that, regarding Lawrence Nussdorf, you have not included the additional disclosure specified in Item 407(c)(2)(vii) of Regulation S-K regarding nominees for director that, at the time of their nomination, are not directors standing for re-election or are executive officers. Please include this disclosure in the proxy statement when required.

Response: The Company acknowledges this comment and will include disclosures responsive to Item 407(c)(2)(vii) in future proxy statements when required.
Certain Relationships and Related Transactions, page 10
2.	Ensure that you disclose the types of transactions covered by the policies and procedures and the persons responsible for applying those policies and procedures. See Item 404(b)(1) of Regulation S-K.

Cheryl Grant, Attorney-Advisor
September 21, 2007

Response: The Company acknowledges this comment and will continue to disclose, as it did on pages 6 and 10-14 of the 2007 proxy statement, the types of transactions covered by, and persons responsible for applying, its policies and procedures relating to the approval of related party transactions.
Compensation Discussion and Analysis, page 15
The Elements of Compensation at CapitalSource, page 16
3.	Please discuss how each compensation element and your decisions regarding that element affected decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. For example, discuss whether the amount of base salary that year, the value realized upon vesting that year of previously-awarded restricted stock, or the officer’s exercise that year of in-the-money, previously-awarded stock options affected the committee’s or the board’s decisions regarding the kind or amount of incentive compensation to be paid to the officer for the year.

Response: The Company acknowledges this comment and will, in future proxy statements, discuss how the compensation committee’s decisions are or were affected by such considerations, if at all.

As discussed on page 16 of the 2007 proxy statement, the Company’s compensation program contains two primary elements: annual compensation, in the form of base salaries, and incentive compensation, in the form of annual bonuses and equity incentive grants. The decisions with respect to these elements made in the compensation of Mr. Delaney, which arose in the negotiation of his employment contract, are discussed in detail on pages 17-18 of the 2007 proxy statement. As relates to the other named executive officers (“NEOs”), the Company’s disclosures on page 18 of the 2007 proxy statement make clear that base salaries and incentive compensation each are targeted at the 75th percentile of the analogous types of compensation paid to similarly situated executives by the peer companies identified on page 17. Please also note that discussion on pages 21-23 of the 2007 proxy statement clarifies that base salaries for the other NEOs are fixed by their employment agreements, subject to discretionary increases. Accordingly, decisions made in respect of annual compensation have been separated from decisions made in respect of incentive compensation. In future proxy statements, however, the Company will add discussion of how the relative amounts of each type of incentive compensation awarded to NEOs other than Mr. Delaney were determined.

4.	On page 16, you state that “[m]arket data, corporate performance, individual performance, retention needs and internal pay equity have been the primary factors considered in decisions to materially increase or decrease compensation.” On page 18, you make similar statements about the apparently individually-tailored considerations the compensation committee makes in determining base salaries and incentive compensation. Throughout your compensation discussion and analysis, please analyze in more detail how the committee’s consideration of these individual performance, subjective and other mentioned factors resulted in the amounts paid for each compensation element to each officer for the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K. For example, regarding incentive compensation decisions for Mr. Graham, clarify whether there were

Cheryl Grant, Attorney-Advisor
September 21, 2007

quantitative performance targets that Mr. Graham needed to achieve to reach a particular level of payment and note what aspects of his “efforts with respect to operational matters” impelled the committee to award incentive compensation to him in the amount and manner in which it did.

Response: The Company acknowledges this comment and will, in future proxy statements, provide additional disclosure detailing those factors or metrics, if any and as applicable, that the compensation committee deemed of particular significance in making its compensation decisions for the Company’s NEOs.

As noted in the response to comment 3, above, the Company targets both annual and incentive compensation at the 75th percentile relative to its peer group. Annual compensation is set by the compensation committee, subject to the floors established by the employment agreement with the NEOs, based on the committee’s assessment of the factors listed on page 18 of the 2007 proxy statement. Incentive compensation (not applicable to Mr. Delaney in light of the terms of his employment agreement), also targeted at the 75th percentile relative to the incentive compensation paid to similarly situated NEOs in the Company’s peer group, has not been tied to a particular NEO’s achievement of individualized quantitative performance targets or goals. Rather, bonuses and equity incentive awards have been determined by the compensation committee based on its members’ business judgment of each NEO’s contributions to the Company’s performance after consideration of all relevant factors—both quantitative and qualitative—described in the 2007 proxy statement.

5.	We note the various arrangements you have with the named executive officers and various scenarios described in the sections starting on page 25 discussing change-in-control payment arrangements. Please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Response: The Company acknowledges this comment and will expand its disclosure in future filings.

Please be advised that the compensation committee determined that the severance and change-in-control payment provisions contained in the employment agreements between the Company and its NEOs (which provisions also are replicated in agreements between the Company and certain other members of the Company’s senior management team) were necessary to facilitate the Company’s goals, described on page 16 of the 2007 proxy statement, of retaining its management team and encouraging them to manage the Company for both short-term and long-term success. The particular terms were actively negotiated in the employment agreements with each NEO, and were vetted by Frederick W. Cook & Co., the Company’s compensation consultant, as being “market” for executives of similar companies.

Cheryl Grant, Attorney-Advisor
September 21, 2007

Potential Payments upon Termination or Change in Control, page 25
6.	In each named executive officer’s table, consider including a row that shows total compensation following each kind of termination event.

Response: The Company will consider such an addition in future proxy statement filings.
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     In connection with its responses to the foregoing staff comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (301) 841-2732 with any further questions regarding these matters.
Sincerely,

/s/ Steven A. Museles
Executive Vice President, Chief Legal Officer and Secretary